Exhibit 99.1

ASUR SIGNS DEAL TO ACQUIRE URW’S AIRPORT RETAIL CONCESSIONS AT KEY TERMINALS AT NEW YORK JFK, LOS ANGELES LAX, AND CHICAGO ORD AIRPORTS

Mexico City, Mexico and Paris, France, July 30, 2025 – Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE:ASR; BMV:ASUR) (ASUR) and Unibail-Rodamco-Westfield (XPAR: URW) (URW) today announced that ASUR’s subsidiary ASUR US Commercial Airports, LLC entered into a purchase agreement with URW’s wholly-owned subsidiary Westfield Development, Inc. to acquire all of the issued and outstanding equity interest of URW Airports, LLC for an enterprise value of $295 million Us Dollars.

The acquired business manages select commercial programs at U.S. airports, including Terminals 1, 2, 3, 6, and Tom Bradley International Terminal and Tom Bradley International Terminal West at Los Angeles International Airport, Terminal 5 at Chicago O’Hare International Airport, and Terminals 8 and New Terminal One at John F. Kennedy International Airport. The acquisition represents ASUR's strategic expansion into the U.S. airport retail concessions market.

The closing of the transaction, which is expected to occur during the second half of 2025, is subject to customary conditions precedent.

ASUR is funding the transaction with cash on hand and has secured debt financing from JPMorgan Chase Bank, N.A. to maintain liquidity. ASUR’s subsidiary, Aeropuerto de Cancún, S.A. de C.V., has provided a parent guarantee for Buyer's obligations under the purchase agreement.

J.P. Morgan Securities, LLC is serving as exclusive financial advisor and Cleary Gottlieb Steen & Hamilton LLP is serving as legal advisor to ASUR. RBC Capital Markets, LLC is serving as exclusive financial advisor and Debevoise & Plimpton LLP is serving as legal advisor to URW.

For further information, please contact:

Investor Relations

ASUR

Adolfo Castro

+52-55-5284-0408

acastro@asur.com.mx

Susan Borinelli – InspIR Group

+1-646-330-5907

susan@inspirgroup.com

URW

Meriem Delfi

+33 7 63 45 59 77

investor.relations@urw.com

Juliette Aulagnon

+33 6 15 74 20 43

investor.relations@urw.com

Media Relations

ASUR:

Adolfo Castro

+52-55-5284-0408

acastro@asur.com.mx

Susan Borinelli – InspIR Group

+1-646-330-5907

susan@inspirgroup.com

URW:

UK/Global: Cornelia Schnepf – FinElk

+44 7387 108 998

Cornelia.Schnepf@finelk.eu

US: Joshua Robbins – Mercury

+1 312 543 1690

Joshua.Robbins@mercuryllc.com

France: Etienne Dubanchet – PLEAD

+33 6 62 70 09 43

Etienne.Dubanchet@plead.fr

About ASUR

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a leading international airport operator with a portfolio of concessions to operate, maintain, and develop 16 airports in the Americas. These comprise nine airports in southeast Mexico, including Cancun Airport, the most important tourist destination in Mexico, the Caribbean, and Latin America, and six airports in northern Colombia, including José María Córdova International Airport (Rionegro), the second busiest airport in Colombia. ASUR is also a 60% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport serving the capital of Puerto Rico, San Juan. San Juan’s Airport is the island’s primary gateway for international and mainland-US destinations and was the first and currently the only major airport in the US to have successfully completed a public–private partnership under the FAA Pilot Program. Headquartered in Mexico, ASUR is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares. For more information, visit www.asur.com.mx

About Unibail-Rodamco-Westfield

Unibail-Rodamco-Westfield is an owner, developer and operator of sustainable, high-quality real estate assets in the most dynamic cities in Europe and the United States.

The Group operates 67 shopping centres in 11 countries, including 39 which carry the iconic Westfield brand. These centres attract over 900 million visits annually and provide a unique platform for retailers and brands to connect with consumers. URW also has a portfolio of high-quality offices, 10 convention and exhibition venues in Paris, and a €3.5 Bn development pipeline of mainly mixed-use assets. Its €50 Bn portfolio is 87% in retail, 6% in offices, 5% in convention and exhibition venues, and 2% in services (as at December 31, 2024).

URW is a committed partner to major cities on urban regeneration projects, through both mixed-use development and the retrofitting of buildings to industry-leading sustainability standards. These commitments are enhanced by the Group’s Better Places plan, which strives to make a positive environmental, social and economic impact on the cities and communities where URW operates.

URW’s stapled shares are listed on Euronext Paris (Ticker: URW), with a secondary listing in Australia through Chess Depositary Interests. The Group benefits from a BBB+ rating from Standard & Poor’s and from a Baa2 rating from Moody’s.

For more information, please visit www.urw.com

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